PRESS RELEASE
                             (For Immediate Release)


                             ---------------------


     Buenos Aires (January 27, 2003). Banco Rio de la Plata S.A. refers to its offer to exchange (the "Offer") its 8.75% Class IV Negotiable Obligations due December 15, 2003 in the aggregate principal amount of US$250,000,000 (the "Existing Notes").

     Banco Rio hereby announces that its Offer terminated in accordance with its terms at 5:00 p.m., New York City time, on January 24, 2003 and settlement of the Offer is expected to occur on or prior to January 30, 2003. Banco Rio is currently determining the exact extent of participation in the Offer and expects to disclose such information as soon as such information has been confirmed.



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